                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 7)

                   Under the Securities Exchange Act of 1934

                     PROJECT SOFTWARE & DEVELOPMENT, INC.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  743 39P 101
                                  -----------
                                (CUSIP Number)
                      Robert L. Daniels, 100 Crosby Drive
                      -----------------------------------

                  Bedford, Massachusetts 01730 (781-280-4000)
                 ---------------------------------------------

                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                                 June 1, 1998
                                 ------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  743 39P 101                                         Page 2 of 6 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alan L. Stanzler, as Trustee of the (a) Kenneth L. Daniels Irrevocable Trust, (b) Gregory J. Daniels Irrevocable Trust and (c) Marc D. Daniels Irrevocable Trust.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

           Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT TO ITEMS 2(d) or 2(e)
     [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts

Number of shares    7   SOLE VOTING POWER
                             121,000 (of which 37,500 shares are held in the Kenneth L. Daniels Irrevocable Trust; 45,000 shares are held in the Gregory J. Daniels Irrevocable Trust; and 37,500 are held in the Marc D. Daniels Irrevocable Trust; and 1,000 shares which are held by Mr. Stanzler individually).

Beneficially        8   SHARED VOTING POWER
 Owned by                    None
   Each
 Reporting          9   SOLE DISPOSITIVE POWER
  Person                     121,000
   with             10  SHARED DISPOSITIVE POWER
                             None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           156,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]

     Mr. Stanzler disclaims beneficial ownership of shares held by Robert Daniels individually and as Trustee of the 1996 Daniels Voting Trust and shares held by Susan H. Daniels. Mr. Stanzler also disclaims beneficial ownership of 500 shares held by each of his two sons, James C. Stanzler and Daniel M. Stanzler.

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.57%

14   TYPE OF REPORTING PERSON

                                 SCHEDULE 13D

CUSIP No.  743 39P 101                                         Page 3 of 6 Pages


 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Alan L. Stanzler, individually

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]
      (b) [X]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

           Not applicable

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS PURSUANT TO ITEMS 2(d) or
      2(e) [_]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts

                     7    SOLE VOTING POWER
                             121,000 (of which 37,500 shares are held in the Kenneth L. Daniels Irrevocable Trust; 45,000 shares are held in the Gregory J. Daniels Irrevocable Trust; and 37,500 are held in the Marc D. Daniels Irrevocable Trust; and 1,000 shares which are held by Mr. Stanzler individually).

Number of Shares          None
  Beneficially
    Owned by         8    SHARED VOTING POWER
      Each
   Reporting              None
     Person
      with           9    SOLE DISPOSITIVE POWER

                          121,000

                     10   SHARED DISPOSITIVE POWER

                          None


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           156,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [X]

     Mr. Stanzler disclaims beneficial ownership of shares held by Robert Daniels individually and as trustee of the 1996 Daniels Voting Trust and shares held by Susan H. Daniels. Mr. Stanzler also disclaims beneficial ownership of 500 shares held by each of his two sons, James C. Stanzler and Daniel M. Stanzler.


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           1.57%


14   TYPE OF REPORTING PERSON*
           IN

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                          Page 4 of 6 Pages



     This Amendment is being filed to remove Alan L. Stanzler, both individually and as trustee, as a Reporting Person and to update certain information contained in Items 2, 4 and 5.

     Item 2.  Identity and Background.  Item 2 is hereby amended to add the
              -----------------------
following:

     (a) Alan L. Stanzler consented to be named as a nominee of Robert L. Daniels and Susan H. Daniels for election as a director of the Registrant at its Annual Meeting of Stockholders ("Meeting") held on May 28, 1998. As such Mr. Stanzler may have been deemed a member of the group with Robert L. Daniels and Susan H. Daniels. Mr. Stanzler was elected a director of the Registrant at the Meeting and disclaims any intention to act as part of any group. It is Mr. Stanzler's intention to act independently in all matters affecting the Registrant.

     (b) Mr. Stanzler's business address is One Boston Place, Boston, MA  02108.

     (c) Mr. Stanzler is a member of the law firm of Davis, Malm & D'Agostine, One Boston Place, Boston, MA 02108.

     (d) During the last five years, Mr. Stanzler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Stanzler has not been party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Stanzler is a United States citizen.

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                          Page 5 of 6 Pages



     Items 4.  Purpose of the Transaction.  Item 4 is hereby amended to add the
               --------------------------
following:

     On December 9, 1997, Mr. Daniels delivered notice, pursuant to the Registrant's by-laws, of his nomination of Mr. Stanzler for election as director at the Meeting. Mr. Stanzler was elected a Director of the Registrant at the Meeting. Mr. Stanzler intends to act independently on all matters affecting the Registrant and disclaims any intention to act as a part of any group.

     Item 5.  Securities Beneficially Owned.  Item 5 is hereby amended to add
              -----------------------------
the following:

          (a) Mr. Stanzler beneficially owns (within the definition of Rule 13-d 3 of the Securities Exchange Act of 1934), 156,000 shares of the Company's common stock (representing 1.57% of the outstanding Common Stock of the Registrant based on the number of shares outstanding as of April 30, 1998 (9,955,089) as reported in the Issuer's Form 10-Q for the quarter ended
March 31, 1998) including 37,500, 45,000 and 37,500, respectively as Trustee of The Kenneth L. Daniels Irrevocable Trust, The Gregory J. Daniels Irrevocable Trust and The Marc D. Daniels Irrevocable Trust; 21,000 shares underlying options granted under Stock Option Plans of the Company; Stock Appreciation Rights with respect to 14,000 shares granted by Robert L. Daniels exercisable for five years from December 8, 1997 at $20.00 per share.

          (b) Mr. Stanzler has the sole power to vote and dispose of the Shares referred to in subparagraph (a), except for the 21,000 shares underlying options granted under Stock Option Plans of the Company and the Stock Appreciation Rights with respect to 14,000 shares granted by Mr. Daniels.

          (c) Mr. Stanzler has not engaged in any transaction in the Issuer's securities in the past 60 days other than the purchase of 1,000 shares on May 27, 1998 at $19.75 per share.

          (d) Mr. Stanzler disclaims any beneficial interest in shares held by Mr. Daniels individually or in his capacity as Trustee of the 1996 Daniels Voting Trust, and in shares held by Ms. Daniels. Mr. Stanzler also disclaims beneficial ownership of 500 shares held by each of Mr. Stanzler's two sons.

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                          Page 6 of 6 Pages



     SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

June 1, 1998



                                    /s/ Alan L. Stanzler
                                    ------------------------------
                                    Alan L. Stanzler


                                    THE KENNETH L. DANIELS IRREVOCABLE TRUST


                                    By:/s/ Alan L. Stanzler
                                       ------------------------------
                                       Alan L. Stanzler, as Trustee

                                    THE GREGORY J. DANIELS IRREVOCABLE TRUST


                                    By:/s/ Alan L. Stanzler
                                       ------------------------------
                                       Alan L. Stanzler, as Trustee

                                    THE MARC D. DANIELS IRREVOCABLE TRUST

                                    By:/s/ Alan L. Stanzler
                                       ------------------------------
                                       Alan L. Stanzler, as Trustee